
United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

April 15, 2011
Date of report *(date of earliest event reported)*


Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On April 15, 2011, the MGE Energy, Inc., Compensation Committee recommended, and the independent members of the MGE Energy Board of Directors approved, a further amendment to the currently outstanding awards under the MGE Energy 2006 Performance Unit Plan regarding the vesting provisions applicable to those awards following an award holder's death, disability or retirement from the Company. The changes would also apply to future awards made under the Performance Unit Plan.

Under the Performance Unit Plan, eligible participants, which include the named executive officers, may receive awards of "performance units," which entitle the holder to receive a cash payment equal to the value of a designated number of shares of MGE Energy common stock, plus dividend equivalent payments thereon, at the end of a five-year performance period. An award vests 60%, 80% and 100% on the third, fourth and fifth anniversaries, respectively, of its grant date. Prior to the amendments described in the following paragraph, an award provided for an additional year of vesting credit following an award holder's death, disability or retirement from the Company. The plan provides for cash payments of earned awards. No shares of common stock are issued.

As previously reported, on March 18, 2011, the MGE Energy Board approved an amendment to the outstanding awards under the Performance Unit Plan to provide for the continued vesting of those awards in the event of a bona fide retirement, provided the retired individual does not provide services to a competitor. The amendment approved on April 15, 2011, further amended the awards to provide for continued vesting of the awards in the case of a participant's death, disability or bona fide retirement. A retirement is considered bona fide provided the retired individual does not:

- provide services to any entity engaged in the sale of electricity or gas to retail customers, or the provision of transmission services related thereto, in Wisconsin or

- perform substantially the same services on a full-time basis for another entity,

and provided further the individual is:

- age 65 or older on the date of retirement,

- age 55 or older on, and has completed at least 10 years of service as an officer of the Company as of, the date of such retirement or

- age 55 or older on the date of retirement and such retirement is approved by the Board.

A retirement not qualifying as bona fide would remain subject to the existing vesting provisions, which provide an additional year of vesting credit following such retirement. The amendment does not change the number of performance units covered by any outstanding awards currently held by any of the named executive officers. The changes effected by the amendment would also be reflected in future awards made under the Performance Unit Plan. As a result of the changes made by the amendment, the Company expects to accelerate the recognition of costs associated with the outstanding awards, which is expected to result in a compensation-related charge of approximately $0.5 million in the second quarter of 2011.

A copy of the amendment to the performance unit award agreements is filed as an exhibit to this Current Report on Form 8-K.

* * * * *

Forward-Looking Statements

Except for the historical information contained herein, certain of the matters discussed in this report are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties. The factors that could cause actual results to differ materially from the forward-looking statements made by the Registrants include those factors discussed herein, as well as the items discussed in ITEM 1A. Risk Factors in the Registrant's annual report on Form 10-K for the year ended December 31, 2010, and other factors discussed in filings made by the Registrants with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this report. The Registrants do not undertake any obligation to publicly release any revision to their forward-looking statements to reflect events or circumstances after the date of this report.

Item 9.01. Financial Statements and Exhibits.

(a) Financial statements of businesses acquired: None

(b) Pro forma financial information: None

(c) Shell company transactions: None

(d) Exhibits. The following exhibit is being filed with this Current Report on Form 8-K:

Exhibit No.	Description
10.1	Amendment to Performance Unit Award Agreements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrants)

Date: April 21, 2011

/s/ Jeffrey C. Newman
Jeffrey C. Newman
Vice President, Chief Financial Officer,
Secretary and Treasurer

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated April 15, 2011

Exhibit No.	Description
10.1	Amendment to Performance Unit Award Agreements.

EXHIBIT 10.1

Form of

PERFORMANCE UNIT AWARD AGREEMENTS

AMENDMENT

MGE Energy, Inc. (the "Company") and _____ (the "Participant") desire to amend, effective as of_____, 2011, the outstanding Performance Unit Award Agreement or Agreements, as applicable, held by Participant as of such date and issued under the MGE Energy, Inc. 2006 Performance Unit Plan (each, an "Agreement"), in accordance with Section 9 of each such Agreement, in the following respects:

1.   Section 4(a) of each Agreement shall be amended in its entirety to read as follows:

(a)   *Death, Disability or Bona Fide Retirement.*

(i)   If the Participant's employment with the Company is terminated due to the Participant's death, Disability or bona fide Retirement, the Participant's Units shall continue to vest in accordance with the schedule set forth in Section 2(b) of this Agreement as if the Participant had remained in employment with the Company following such death, Disability or bona fide Retirement through the applicable vesting period, and all Units shall be settled in accordance with the Plan on the appropriate Settlement Date following the conclusion of the full Vesting Period; provided, however, that the Participant remains on a bona fide Retirement or subject to a Disability, as applicable, through such Settlement Date.

(ii)   For purposes of this Section 4(a), "*bona fide Retirement*" shall mean the Participant's Retirement during which the Participant does not:

(A)   directly, or indirectly through another, act as an officer, director, partner or employee of or consultant to or act in any managerial capacity with any entity that is engaged in the sale of electricity or gas to retail customers, or the provision of transmission services related thereto, in the State of Wisconsin; or

(B)   act in any full-time position with any other entity, if such position requires duties and responsibilities similar to the duties and responsibilities of the Participant with the Company prior to Retirement;

each as determined by the Company in its sole and absolute discretion; provided, however, that the Participant's Retirement shall constitute a bona fide Retirement only if:

(1)   the Participant is age 65 or older on the date of such Retirement;

(2) the Participant is 55 or older on, and has completed at least 10 years of service as an officer of the Company as of, the date of such Retirement; or

(3) the Participant is 55 or older on the date of such Retirement and such Retirement is approved as a bona fide Retirement by the Board.

If the Participant's employment with the Company is terminated due to the Participant's Retirement, and such Retirement does not constitute a bona fide Retirement, as determined by the Company in its sole and absolute discretion, then the Participant's rights with respect to the Units following termination shall be determined in accordance with Section 4(b) below.

2. Section 6 of each Agreement shall be amended by inserting the following new sentence at the end thereof:

Notwithstanding the foregoing, Units shall be transferrable by will, the laws of descent and distribution or pursuant to beneficiary designation procedures established by the Company form time to time in its sole and absolute discretion.

ACCEPTED AND AGREED to this _____ day of _____, 2011.

MGE ENERGY, INC.   PARTICIPANT

by: _____   _____
    Gary J. Wolter
    Chairman, President and CEO   _____
                                    Date